CONMED HEALTHCARE MANAGEMENT, INC.

May 10, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey Riedler
John L. Krug

Re:	Conmed Healthcare Management, Inc.
Registration Statement on Form SB-2
File No. 333-141830
Filed April 3, 2006

Ladies and Gentlemen:

On behalf of Conmed Healthcare Management, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form SB-2 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Jeffrey Riedler and John L. Krug.

This letter is being filed in response to the Staff’s comments to the Registration Statement filed April 3, 2007. The Staff’s comments are set forth in a letter from Jeffrey Riedler, Assistant Director, addressed to Richard Turner, Chief Executive Officer and Director of the Company, dated April 16, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

1.
Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We acknowledge the Staff’s comment. We believe many of the Staff’s comments may be inapplicable as all of the Company’s Series B Convertible Preferred Stock referenced in the Registration Statement (“Preferred Stock”) was fully converted on March 15, 2007, prior to the filing of the Registration Statement, into 6,000,000 shares of Company common stock and there are no shares of Preferred Stock outstanding. No penalties, adjustments, fines or other financial remuneration was given to holders of the Preferred Stock in connection with such conversion or for any other reason. Accordingly, prior holders of Preferred Stock have no rights in or with respect to the Preferred Stock. The Registration Statement reflects efforts to register Company common stock issued to independent third parties in connection with the conversion of the Preferred Stock and shares of common stock underlying warrants.

2.
Please provide the total dollar value of the securities underlying the convertible preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

We have modified the “Selling Shareholder” section of the Registration Statement to include the following disclosure:

The closing price per share of our common stock on January 26, 2007, the date of sale of the preferred stock pursuant to the private placement, as adjusted by the 1 for 20 reverse stock split which occurred March 15, 2007, was $5.00. However this price does not reflect the true value of our securities at that time due to the fact that we were operating as a public shell, the trading volume in the common stock was extremely low and highly speculative, and the total public float represented less than 3% of our common shares outstanding following the Private Placement and Plan of Recapitalization. On January 26, 2007 only 1,000 shares were traded, as adjusted by the reverse stock split (less than one hundredth of one percent of our common stock), and the average trading volume during the month of January 2007 was 496 shares. If we were to use $5.00 as the share price as representative of the underlying total dollar value of the shares of common stock being registered hereunder (8,300,000 shares, inclusive of common stock underlying the warrants) such amount would be $41,500,000; an amount clearly not representative of the value of these securities at that time. Accordingly, for the purpose of the following calculations we used the market price as established by the equity offering of $2.01. We believe this is the best estimate of the fair value of the securities at the time of the offering and it was determined as follows:

Total offering proceeds	6,000,000	$2.50 (1)	$15,000,000
Less fair value of warrants at $0.30 per share	1,500,000	$1.75 (2)	$(2,628,347)
Less fair value of warrants at $2.50 per share	500,000	$0.58 (2)	$(289,664)
Total proceeds less fair value allocated to warrants			$(2,918,011)
Net price allocated to the preferred shares			$12,081,989
Fair value per share			$2.01 (3)

(1) Stated conversion price of the preferred shares.
(2) Represents the calculated fair value per warrant using the Black-Scholes pricing model.
(3) The fair value per share issued equals the stated conversion price less the fair value of the warrants.

3.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal, if applicable, on the convertible preferred stock in this disclosure.

We have modified the “Selling Shareholder” section of the Registration Statement to include the following disclosure:

Payments previously made (1)
Cash	$1,500,000
Warrants	$154,940

Payments under stock purchase agreement
Liquidated damages (failure to deliver unlegended shares) (2)	*
Buy-in payment (2)	*
Lawsuit reimbursement, if any (2)	*

Payments under registration rights agreement
Liquidated damages on failure to register by June 1, 2007 (3)	*
Penalty interest on failure to pay liquidated damages (18%) (2)	*

Payments under warrants
Buy-in payment (2)	*

(1) Consists of compensation paid to Maxim Group LLC for services rendered as placement agent, including (i) a cash fee of 10% of the gross proceeds (an aggregate of $1,500,000) and (ii) warrants to purchase 300,000 shares of common stock at an exercise price equal to $2.75 per share of common stock.
(2)  We are unable to estimate at this time if any such payments will be payable, or, if payable, what such amount would be.
(3)  Amount capped at (i) 1% of purchase price of the Preferred Stock per 30 day period and (ii) an aggregate of 10% of purchase price of the Preferred Stock ($1,500,000).

4.
Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

We have modified the “Selling Shareholder” section of the Registration Statement to include the following disclosure:

NET PROCEEDS TO ISSUER

The net proceeds we received from the financing were $12,845,549. From the gross proceeds of $15,000,000, Maxim Group LLC, the placement agent for the financing, received cash compensation of $1,500,000, plus reimbursement for accountable expenses in the amount of $50,000, as well as filing fees associated with Blue Sky filings, in an amount of $5,000. Additional expenses for legal and accounting fees, plus other related offering expenses, totaled approximately $599,451.

TOTAL POSSIBLE PAYMENTS

Total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible preferred stock are $0, as all shares of preferred stock were converted prior to the filing of the Registration Statement and there are no payments due any of the stockholders under the terms of the preferred stock. Notwithstanding the forgoing, total possible payments under agreements entered into in connection with the sale of the preferred stock to all selling stockholders and any of their affiliates in the year following January 26, 2007 consist of the following:

1. $10 per trading day, as partial liquidated damages, for each $1,000 of common stock
(based on the VWAP of the common stock on the date submitted to the transfer agent) delivered for removal of the current restrictive legend (increasing to $20 per trading day 5 trading days after such damages have begun to accrue) for each trading day after the second trading day following the legend removal date until such certificate is delivered without a legend.

2. If we fail to cause our transfer agent to transmit to each selling stockholder a certificate or certificates representing the common stock in requisite form on or before the second trading day after the applicable legend removal date, and if after such date such selling stockholder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of common stock which the selling stockholder anticipated receiving in the form required (a “Buy-In”), then we shall pay in cash to such selling stockholder the amount by which (x) such selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed. A similar provision exists with respect to the common stock underlying each of the warrants issued to the selling stockholders. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

3. If any selling stockholder becomes involved in any proceeding by or against any person who is a stockholder (except as a result of sales, pledges, margin sales and similar transactions by such selling stockholder to or with any other stockholder), solely as a result of such selling stockholder’s acquisition of our securities, we will reimburse such selling stockholder for its legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

4. We have agreed to indemnify the selling stockholders for any losses they may incur as a result of any breach of any of the representations, warranties, covenants or agreements made by us in any of the transaction documents in the private placement or as a result of any action instituted against a selling stockholder with respect to the private placement, unless such action is based upon a breach of such selling stockholder’s obligations or any violations by the selling stockholder of state or federal securities laws or fraud, gross negligence, willful misconduct or malfeasance. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

5. If the Registration Statement is not effective on or before June 1, 2007, we must pay to each selling stockholder an amount equal to 1% of the aggregate purchase price paid by such selling stockholder for any registrable securities not then registered for resale pursuant to an effective registration statement. In no event shall we be liable for liquidated damages in excess of 1% in any 30-day period and the maximum aggregate liquidated damages payable to a selling stockholder shall be 10.0% of the aggregate subscription amount paid by such selling stockholder. Thus, in the event the Registration Statement has not been declared effective prior to April 1, 2008, the total possible payments we would have to make pursuant to these liquidated damages would be an aggregate of $1,500,000. If we fail to pay any damages within seven days after the date payable, we will pay interest thereon at a rate of 18% per annum. Although we do not anticipate having to pay any amounts pursuant to this provision, assuming liquidated damages of $1,500,000, one year’s interest at 18% would equal $270,000, for aggregate payments of $1,770,000.

5. Please provide tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock and warrants, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible preferred stock” means the securities underlying the convertible preferred stock that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred stock; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible preferred stock (assuming no interest payments and complete conversion throughout the term of the preferred stock);

•
the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred shares calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

We have modified the “Selling Shareholder” section of the Registration Statement to include the requested disclosure.

6.
If there are provisions pertaining to the convertible preferred shares that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

We respectfully inform the Staff there were no such provisions in the terms of the Preferred Stock, and that no shares of Preferred Stock remain outstanding.

7.	Please provide tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead; is conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

We respectfully inform the Staff that, other than the securities received in the Private Placement, no other warrants, options, notes or other securities of the issuer are held by the selling stockholders or any affiliates of the selling stockholders.

8. Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

We have modified the “Selling Shareholder” section of the Registration Statement to include the following disclosure:

Comparison of Company Proceeds from January Private Placement to Potential Investor Profit

Gross Proceeds from January 2007 Financing:	$15,000,000
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$1,654,940(1)
Resulting Net Proceeds from January 2007 Financing:	$13,345,060
Total Possible Discount to Market Price of Stock Registered Hereunder:	$(375,000.00)

(1)
As indicated in the preceding table, this amount is with respect to payments already made to the placement agent and we are unable at this time to estimate the amount of payments which may be required to be made to selling security holders

9.
Further, please provide - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible preferred stock as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred shares.

The term of the convertible preferred shares has ceased and there are no possible payments or possible discounts to the market price with respect to the Preferred Stock, as all shares of Preferred Stock converted on March 15, 2007 into 6,000,000 shares of common stock, and there are no longer any shares of Preferred Stock outstanding.

10.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

We respectfully inform the Staff that no such transactions have occurred.

11. Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

We have modified the “Selling Shareholder” section of the Registration Statement to include the following disclosure:

Number of shares outstanding prior to the convertible preferred stock transaction held by persons other than selling stockholders, affiliates of the company and affiliates of selling stockholders	1,555,426

Number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements	-

Number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders	-

Number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders	-

Number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction	6,000,000

12. Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

We have modified the “Selling Shareholder” section of the Registration Statement to include the following disclosure:

We respectfully inform the Staff that we have the intention, and a reasonable basis to believe we will have the ability, to make all payments necessary, if any, under the terms of the outstanding warrants. We further inform that Staff that, based on information we have obtained from the selling stockholders, no selling stockholders currently have a short position in our common stock.

13. Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Maxim Group, LLC, one of the selling stockholders, is an NASD member broker-dealer and acted as our exclusive placement agent in connection with the sale of the Units. Maxim received the following compensation for its services as placement agent in the Private Placement: (i) a cash fee of 10% of the gross proceeds (an aggregate of $1,500,000) and (ii) 300,000 warrants exercisable at $2.75 per share. A copy of the Placement Agency Agreement with Maxim Group LLC was filed as Exhibit 10.4 to the Current Report on Form 8-K filed February 1, 2007.

In addition, Egatniv, LLC, one of the selling stockholders, is an affiliate of Vintage Filings LLC, our printing services provider since January 2007. Since that time, we have paid Vintage Filings LLC an aggregate of $19,861.02 for services rendered. No written contract exists between the Company and Egatniv, LLC or Vintage Filings LLC.

14.
Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security selling shareholders" section of the prospectus.

We respectfully inform the Staff that we are registering the exact number of: (i) all shares of our common stock which were previously issued upon the conversion of all Series B Preferred Stock to holders of our Series B Preferred Stock, and (ii) all the shares of our common stock issuable on the exercise of warrants issued to the selling stockholders, each purchased in the Private Placement, as further described in the Registration Statement.

15.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

In response to the Staff’s comment, we have made the requested changes to the “Selling Shareholder” table included as part of the Registration Statement.

16.
The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions should indicate each capacity in which he or she signs the registration statement. See instructions for signatures to Form SB-2.

In response to the Staff’s comment, we have made the requested change.

If you have any questions, please contact the undersigned at (301) 609-8460 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours,

CONMED HEALTHCARE MANAGEMENT, INC.

/s/ Richard Turner
Richard Turner
Chief Executive Officer